Mail Stop 4561

September 27, 2006

Ms. Chandana Basu
Chief Executive Officer, Chief Financial Officer,
And Director
Healthcare Business Services Groups, Inc.
1126 West Foothill Blvd.
Upland, CA   91786

> **Re: Healthcare Business Services Groups, Inc.**
> **Form 10-KSB for the year ended December 31, 2005**
> **Filed April 17, 2006**
> **File No. 000-50014**

Dear Ms. Basu:

We have reviewed your response letter dated August 29, 2006 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2005

General

1. We have reviewed your responses to comments 1, 2, 5 and 8 - 10. We may have further comment after reviewing your amended 10-KSB.

Liquidity and Capital Resources, page 13

2. We note your response to comment 3; however, we continue to believe that the conversion feature of the $250,000 loan was an embedded put option requiring derivative treatment pursuant to SFAS 133 Implementation Issue B16 and paragraphs 12 and 13 and 61(d) of SFAS 133. The $250,000 loan was convertible into your company's shares at 75% of the market price of your stock at any time. Prior to default on the loan, the value of the shares due upon conversion was fixed at $333,333 which is equal to 133.33% of the face value of the note, $250,000. In your response, you noted that the put option of this note was clearly and closely related to the debt instrument based on your analysis under paragraph 13 of SFAS 133 and thus was not a derivative. However, we believe that the embedded put option meets the condition detailed in paragraph 13(b) of SFAS 133 and thus should have been bifurcated and recorded as a derivative liability, rather than in APIC, at fair value at the issuance of the note. Furthermore, upon default (which occurred in April 2005) this loan was convertible into shares of your company's stock at 50% of the market price of your stock. Since probability is a factor in determining the fair value of a derivative, you are required to consider the probability of default when determining the value of the derivative liability to record. Please revise your financial statements to bifurcate the embedded put option and account for it as a separate derivative under SFAS 133 at fair value at the time of issuance of the note with subsequent changes in fair value recorded in earnings.

3. As previously requested, please file the agreement for the $250,000 note as an exhibit as required by Item 601 of Regulation S-B.

4. Please also tell us the settlement date of this note and please file the settlement agreement as an exhibit as required by Item 601 of Regulation S-B.

5. We note that page 1 of the convertible promissory note for $350,000 dated November 23, 2004 which was filed on August 3, 2006 states that the due date of the note was November 23, 2005, twelve months from the date of the note; however page 2 of the note and your disclosure states that the note was not due until November 2006. Please clarify.

6. Furthermore, upon issuance and also during the term of the note, this note contained a similar embedded put option as the $250,000 convertible note discussed in the previous comment. The $350,000 note was convertible into shares of your company at 50% of the market price of your shares upon default on the loan. We believe that this embedded put option also requires derivative treatment pursuant to SFAS 133 Implementation Issue B16 and paragraphs 12 and 13 and 61(d) of SFAS 133. Please determine the fair value of this embedded put

option at the time of issuance and during the term of the loan and revise your financial statements to properly account for the put option as a separate derivative liability at fair value.

7. We note in the subsequent event footnote of your June 30, 2006 10-QSB that your company settled the $350,000 note payable in July 2006. Please tell us how the amount was settled.

Note 3 – Property and Equipment, page F-14

8. We note your response to comment 6. You state that you agree that this transaction was between entities under common control. In this regard, no gain should have been recorded upon the transfer to the related party, Ms. Basu. Please amend your filing to account for the difference between the assets received from Ms. Basu, $750,000, and the carrying amount of the assets transferred to her, $488,137, as a capital contribution. Furthermore, please file the purchase agreement as an exhibit as required by Item 601 of Regulation S-B, as requested in our previous comment.

Note 9 – Stockholders' Deficiency, page F-17

9. We note your response to comment 7; however, you still did not fully respond to our comment. Please tell us the accounting literature that you relied upon to determine your treatment of these consulting costs as part of equity rather than as expense.   Please also tell us how you determined the fair value of the services received. Additionally, tell us the date of issuance and grant date of the shares to the consultant and the fair value of the shares issued. We note that your stock was valued at $0.40 per share on May 7, 2004, the completion date of the acquisition, on the OTCBB. Please see the following sec.gov website for guidance regarding the accounting treatment for transaction costs of a reverse acquisition with a non-operating shell
http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P162_22074.

Form 10-QSB for the quarter ended June 30, 2006

Note 13 – Callable Convertible Secured Note and Securities Purchase Agreement, page 13

10. We note that you entered into a financing deal and Securities Purchase Agreement with New Millennium Capital Partners, LLC, AJW Qualified Partners, LLC, AJW Offshore, Ltd. and AJW Partners, LLC on June 27, 2006. Under the terms of the agreement, the investors agreed to finance $2,000,000 in callable convertible secured notes and warrants to purchase 50,000,000 share of your common stock. You disclose that the notes are convertible into shares of your company at 50% of

the market price of your shares, 55% of the market price of your shares in the event that a Registration Statement is filed within thirty days of the closing of the agreement, and 60% in the event that the Registration Statement becomes effective within one hundred and twenty days from the closing. It appears that the conversion feature of this note is an embedded put option that should be bifurcated from the debt agreement and recorded separately as a derivative liability at fair value pursuant to SFAS 133 Implementation Issue B16 and paragraphs 12 and 13 and 61(d) of SFAS 133. Please tell us how you intend to account for the conversion feature upon the recording of these notes. Please reference our previous comments regarding embedded put options.

11. We note that, in the event of certain default conditions, the notes will become immediately due and payable at an amount equal to the greater of (i) 140% times the sum of (w) the then outstanding principal amount of these notes plus (x) accrued and unpaid interest on the unpaid principal amount of these notes to the date of payment plus (y) Default Interest, if any, on the amounts referred to in clauses (w) and/or (x) plus (z) any amounts owed to the holder or (ii) the "parity value" of the Default Sum to by prepaid. Please provide us with your analysis of this put option and whether you think it is an embedded derivative that is required to be bifurcated under SFAS 133. Your response should include an analysis of paragraphs 12, 13 and 61(d) of SFAS 133 and DIG B16. Please note that we expect you to perform a thorough analysis of all of the provisions of your convertible debt instrument in order to determine whether there are any provisions that may be embedded derivatives which should be bifurcated and accounted for separately as derivatives pursuant to SFAS 133. In this regard, please also tell us all of the embedded derivatives you identified during your review of your debt agreement and how you evaluated each provision.

12. In addition, please tell us how you intend to account for the warrants issued pursuant to the agreement entered into on June 27, 2006 as detailed in our previous comment. Please provide us with your analysis of the warrants under SFAS 133 and EITF 00-19.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief